Exhibit 99.1

VIA optronics AG Announces Notice of Failure to Satisfy a Continued Listing Rule or Standard of the New York Stock Exchange

Nuremberg, Germany: May 23, 2023 - On May 17, 2023, VIA optronics AG (the “Company”) received an expected notice from the New York Stock Exchange (the “NYSE”) stating that the Company is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria outlined in Section 802.01E of the NYSE Listed Company Manual due to the delay in filing the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”).

The Company reported in a Form 12b-25 filed with the Securities and Exchange Commission (“SEC”) on May 2, 2023, that it was unable to file its 2022 Form 20-F within the prescribed time period without unreasonable effort or expense and needed to extend the filing deadline for its 2022 Form 20-F by the 15 calendar days allotted under Rule 12b-25.

As of May 16, 2023 (the “Extended Filing Deadline”), the Company required additional time to complete year end procedures and disclosures; therefore, the Company was unable to file its 2022 Form 20-F by the Extended Filing Deadline.

Since the filing under Rule 12(b)-25, the Company identified matters that impact both previously reported 2022 results and amounts reported in prior periods. The Company is currently working with its auditors through the correction of the figures and disclosures resulting from these matters. The Company is still evaluating; however, it is expected that these errors will not materially impact the net (loss)/profit and cash flow reported in the Company’s preliminary unaudited fourth quarter and full year 2022 financials as previously reported on Form 6-K as furnished to the SEC on March 28, 2023.The Company intends to file its 2022 Form 20-F as promptly as possible.

In accordance with the NYSE rules, the Company has contacted the NYSE to discuss the status of the 2022 Form 20-F and issued a press release, which has been included as Exhibit 99.1 to the Form 6-K filed on May 23, 2023. The NYSE informed the Company that under NYSE rules, the Company has six months from the original due date to file its 2022 Form 20-F with the SEC. If the Company fails to file the late report and all other periodic reports with subsequent due dates within six months of the filing due date of the late report, the NYSE may, in its sole discretion, allow the Company’s securities to remain listed for up to an additional six months depending on certain circumstances.

The Company may regain compliance with the NYSE listing standards at any time prior to such date by filing its 2022 Form 20-F with the SEC. The NYSE notice also reserves the right of the NYSE to commence delisting proceedings at any time if circumstances warrant.

The statements the Company makes above regarding the anticipated timing of the filing of the Company’s 2022 Form 20-F are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and subject to risks and uncertainties. The Company has based these statements on the information now known to it. Although the Company believes that the assumptions and expectations reflected in these statements are reasonable, the timing of completion of the audit process and the filing of the 2022 Form 20-F in order to come into compliance with the NYSE’s requirements for continued listing is subject to known and unknown risks and uncertainties and could vary materially from the Company’s current expectations. The Company cautions you not to place undue reliance on forward-looking statements, which reflect an analysis only and speak only as of the date hereof. The Company disclaims any obligation to update these forward-looking statements.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations
Lisa Fortuna

Griffin Morris

Alpha IR Group
Phone: +1 312-445-2870

VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302

Amueller-ploetz@via-optronics.com